UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Renaissance Learning, Inc.
(Name of Issuer) Common Stock, $0.01 par value
(Title of Class of Securities) 75968L105
(CUSIP Number) Louis S. Harrison Harrison & Held LLP 333 West Wacker Dr. Suite 1700 Chicago, IL 60606-1247
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) August 15, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☑

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75968L105

1.	Name of Reporting Person Louis S. Harrison, as trustee of the Terrance Paul 2009 Grantor Retained Annuity Trust, dated June 23, 2009

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ] (b) [ ]

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 2,000,000*
8. Shared Voting Power: 0
9. Sole Dispositive Power: 2,000,000*
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,000,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ] (See Instructions)

13.	Percent of Class Represented by Amount in Row (11): 6.8%

14.	Type of Reporting Person (See Instructions): IN

*  These shares are held in the Terrance Paul 2009 Grantor Retained Annuity Trust, dated June 23, 2009, a trust established by Terrance D. Paul for the benefit of certain Paul family members and for which Mr. Harrison serves as the sole trustee.

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SCHEDULE 13D

Item 1.  Security and Issuer

This schedule relates to the common stock, $0.01 par value per share (the “Common Stock”), issued by Renaissance Learning, Inc., a Wisconsin corporation (the “Company”), the principal office of which is located at 2911 Peach Street, Wisconsin Rapids, Wisconsin 54995-8036.

Item 2. Identity and Background

2(a):

Name of person filing: Louis S. Harrison, as trustee of the Terrance Paul 2009 Grantor Retained Annuity Trust, dated June 23, 2009 (the “GRAT”)

2(b):

Business Address:

Harrison & Held LLP

333 West Wacker Dr.

Suite 1700

Chicago, IL 60606-1247

2(c)

 Principal Occupation:

This Schedule 13D is being filed by and on behalf of Louis S. Harrison, as trustee of the GRAT, whose principal business is serving as an attorney at the law firm of Harrison & Held LLP, the address of which is listed in 2(b).

2(d)

No.

2(e)

No.

2(f)

United States

Item 3.  Source and Amount of Funds or Other Consideration

The shares were gifted to the GRAT by Terrance D. Paul on June 23, 2009. The information in Item 4 below is incorporated by reference herein.

Item 4.  Purpose of Transaction

On August 15, 2011, the Company entered into an Agreement and Plan of Merger (the “merger agreement”) with Raphael Holding Company, a Delaware corporation (“Parent”), and Raphael Acquisition Corp., a Wisconsin corporation and an indirect, wholly-owned subsidiary of Parent (“Merger Sub”).   The merger agreement contemplates that Merger Sub will be merged with and into the Company, upon the terms and conditions of the merger agreement, with the Company surviving as a wholly-owned subsidiary of Parent.  If the merger is completed, each outstanding share of Common Stock (other than shares held in the treasury of or owned by the Company or owned by Parent, Merger Sub or any other subsidiary of Parent) will cease to be outstanding and will be converted into the right to receive $14.85 in cash.

Concurrently with the execution of the merger agreement, the Company entered into a shareholders agreement, dated as of August 15, 2011, by and among the Company, Parent, Merger Sub and certain shareholders of the Company (the “Paul Shareholders”), including Terrance D. Paul, Judith A. Paul, certain entities controlled by Mr. and Ms. Paul and certain Paul family trusts, including the GRAT.  Pursuant to the shareholders agreement, the Paul Shareholders have agreed, subject to the terms thereof, to vote all shares of Common Stock owned by them in favor of the adoption of the merger agreement and the transactions contemplated thereby, except that their obligation

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to do so will be suspended if and for so long as the Company’s Board of Directors has changed its recommendation to the Company’s shareholders in favor of the merger agreement in light of certain intervening events.  The shareholders agreement, including the Paul Shareholders’ obligation to vote in favor of the transactions contemplated by the merger agreement, will automatically terminate upon the termination of the merger agreement.

Additionally, the Paul Shareholders have irrevocably and unconditionally agreed pursuant to the shareholders agreement to vote against (i) any takeover proposal, (ii) any extraordinary dividend or distribution by the Company or any of its subsidiaries and (iii) any material change in the capital structure of the Company or any of its subsidiaries.  Notwithstanding the foregoing, the Paul Shareholders shall not be required to vote against such measures in the event of an intervening recommendation change (as defined in the merger agreement) by the Company’s Board of Directors.  The Paul Shareholders have also agreed not to, in their capacity as beneficial owners of the shares that are the subject of the shareholders agreement, (i) solicit, knowingly facilitate or take certain other steps in connection with a takeover proposal, (ii) participate in discussions with respect to a takeover proposal, (iii) enter into a letter of intent or agreement with respect to a takeover proposal or (iv) enter into an agreement requiring the Company to breach its obligations under the merger agreement.

The merger agreement and the shareholders agreement were attached as exhibits to a Form 8-K filed by the Company on August 16, 2011.  The merger agreement and the shareholders agreement are incorporated by reference herein.

Except as disclosed or incorporated by reference herein, Mr. Harrison does not, individually or in his capacity as trustee of the GRAT, have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.  However, subject to the terms and conditions of the shareholders agreement, Mr. Harrison reserves the right to change his plans at any time, as he deems appropriate, and accordingly may acquire additional shares of Common Stock in private or open market transactions for investment purposes, and may dispose of shares of Common Stock in private or open market transactions or otherwise. Any decision either to purchase or dispose of any such shares will take into account various factors, including general economic and stock market considerations.

Item 5.  Interest in Securities of the Issuer

(a)

Amount beneficially owned: 2,000,000*

Percent of class: 6.8%

(b)

Number of shares as to which such person has:

(i)

sole power to vote or to direct the vote: 2,000,000*

(ii)

shared power to vote or to direct the vote:  0

(iii)

sole power to dispose or to direct the disposition of: 2,000,000*

(iv)

shared power to dispose or to direct the disposition of: 0

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* These shares are held in the GRAT.

(c)

No transactions in shares of Common Stock were effected during the past sixty days by Mr. Harrison individually or in his capacity as trustee of the GRAT.

(d)

Mr. Harrison, as the sole trustee of the GRAT, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the GRAT.  Terrance D. Paul and certain other beneficiaries of the GRAT are entitled to certain distributions from the GRAT, which may but need not include the Common Stock owned by the GRAT or dividends thereon or the proceeds from the sale thereof.  No beneficiary has the power to direct the selection of assets to meet the trust's distribution obligations.

(e)

Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information in Item 4 above is incorporated by reference herein.

Item 7.

Material to be filed as Exhibits.

Exhibit No. 1

Agreement and Plan of Merger, by and among Raphael Holding Company (“Parent”), Raphael Acquisition Corp. (“Merger Sub”) and Renaissance Learning, Inc. (the “Company”), dated as of August 15, 2011 (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company on August 16, 2011).

Exhibit No. 2

Shareholders Agreement, by and among Parent, Merger Sub, the Company and each of the shareholders signatory thereto, dated August 15, 2011 (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by the Company on August 16, 2011).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2011

By:  /s/ Louis S. Harrison

Louis S. Harrison, as Trustee of

the Terrance Paul 2009 GRAT

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